Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 58,090,587.00	0.0001381	$ 8,022.31
Fees Previously Paid	2	$ 867,259,487.00		$ 119,768.54
	Total Transaction Valuation:	$ 925,350,074.00
	Total Fees Due for Filing:			$ 127,790.85
	Total Fees Previously Paid:			$ 119,769.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 8,021.85
Offering Note
[1]	(a) Estimated solely for the purpose of calculating the filing fee. Reflects the incremental transaction value and filing fee due as a result of the increase in the transaction valuation due to an increase in the offer price to $24.80 (the "Offer Price") per share of common stock par value $0.01 per share ("Shares") of Genco Shipping & Trading Limited (the "Company"), from $23.50 per Share, with the calculation of the transaction valuation calculated by the product of (i) $24.80 (the "Offer Price") and (ii) 37,312,503 issued and outstanding Shares. The calculation of the transaction value is based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026. (c) The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2026, issued August 25, 2025 and effective October 1, 2025, by multiplying the transaction value by 0.0001381.

[2]	(b) Reflects the initial transaction valuation and filing fee that was previously paid on May 4, 2026, with the calculation of the transaction valuation based on the product of (i) $23.50 per share, the original offer price, and (ii) 36,904,659 issued and outstanding Shares as of December 31, 2025.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources